UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated May 29, 2019
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

www.sibanyestillwater.com

MARKET RELEASE
Resignation of Group Chairman, Mr Sello Moloko and appointment of Dr Vincent Maphai
Johannesburg, 29 May 2019: In accordance with Section 3.59 of the JSE Limited Listings Requirements, the Board of Sibanye-Stillwater (JSE: SGL and NYSE: SBGL) advises that the current Board Chairman, Mr
Sello Moloko has tendered his resignation, effective 30 September 2019, in order to focus on his other responsibilities and the ongoing development of the Thesele Group, which he founded in 2005.

Mr Moloko has served as Chairman of the Group since it was established in February 2013 and has overseen the growth and development of the Group, from a South African gold producer, into a leading international precious metals company and the Board would like to thank him for his sage counsel and guidance during this transformative period in the Company’s history.
Mr Moloko commented: “It has been my privilege to lead and participate in the evolution of Sibanye-
Stillwater, from its humble beginnings six years ago, into the unique, globally diversified precious metals company of today. Having overcome some significant challenges in the last 18 months, and with the successful conclusion of the shareholder vote to approve the Lonmin acquisition yesterday, I feel confident that the Group is poised to deliver on its vision of creating superior value for all of our stakeholders and believe that this is an opportune time to hand the Chairman’s baton on. I wish to thank my Board colleagues and the management of Sibanye-Stillwater, for the support and camaraderie and wish them all the best for the next stage in the development of the Company.”
The Board is also pleased to announce the appointment of Dr Vincent Maphai, who will succeed Mr
Moloko as Chairman and Non-executive Independent director, and will be joining the Board as Chairman designate effective from 1 June 2019. Dr Maphai’s appointment follows an extensive search process and allows for a suitable handover period in order to ensure continuity. The Board would like to congratulate and welcome Dr Maphai and looks forward to his valuable contribution to the ongoing development of
Sibanye-Stillwater.

Brief resume of Dr Maphai
Dr Maphai has a distinguished career in academia, the private sector and public service.
Until 30 June 2018, when he retired from full-time work after 48 years, he was a visiting-Professor at Williams
College in Massachusetts. Prior to that served as Corporate Affairs and Transformation Director at the
South African Breweries Limited for 10 years after a five year period as Chairman of BHP Billiton Ltd, South Africa.

Dr Maphai has also been involved in various public policy projects and roles including the National
Planning Commission, the Presidential Review Commission (Chair), and the South African Broadcasting
Corporation (SABC). He served on the Councils of the University of KwaZulu-Natal (Chair), and the
University of South Africa. In an academic career spanning two decades, he has studied and taught at various universities both locally and internationally.
Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)

Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780

Postal Address:
Private Bag X5
Westonaria, 1780
Tel +27 11 278 9600
Fax +27 11 278 9863

www.sibanyestillwater.com

Ends.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014
FORWARD LOOKING STATEMENTS
This announcement contains forward-looking statements within the meaning of the “safe harbour”
provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-
looking statements may be identified by the use of words such as “will”, “would”, “expect”, “may”,
“could” “believe”, “anticipate”, “target”, “estimate” and words of similar meaning. These forward-
looking statements, including among others, those relating to our future business prospects, financial positions, ability to reduce debt leverage, business strategies, plans and objectives of management for future operations and the anticipated benefits and synergies of transactions, are necessarily estimates reflecting the best judgement of our senior management. Readers are cautioned not to place undue reliance on such statements. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in the Group’s Annual Integrated Report and Annual Financial
Report, published on 30 March 2018, and the Group’s Annual Report on Form 20-F filed by Sibanye-
Stillwater with the Securities and Exchange Commission on 2 April 2018 (SEC File no. 001-35785). These
forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise these forward-looking statements, save as required by applicable law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: May 29, 2019
By:
/s/ Charl Keyter
Name:
Charl Keyter

Title:
Chief Financial Officer